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Office of the Secretary

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Mail Stop 1090

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-1090

United States of America

VIA EDGAR

January 24, 2018

Dear Sir or Madam:

Re:	Gold Fields Limited
Form 20-F for the year ended December 31, 2016
Filed on April 5, 2017
File No. 001-31318

We refer to our letter to the Staff dated January 18, 2018 (the “Correspondence”) requesting confidential treatment of certain portions (the “Confidential Portions”) of the response letter submitted by Gold Fields Limited to the Staff on January 18, 2018. We note that the Correspondence requested an order granting confidential treatment of the Confidential Portions pursuant to Rule 24b-2 under the Securities Exchange Act of 1934. The Correspondence should have requested an order granting confidential treatment of the Confidential Portions pursuant to the Securities and Exchange Commission’s (the “Commission’s”) Rule 83. We respectfully request that the Staff treat the request in the Correspondence as a request for confidential treatment of the Confidential Portions pursuant to the Commission’s Rule 83.

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Please contact the undersigned at (+44) 20 7456 3223 or via email at tom.shropshire@linklaters.com if you have any questions.

Very truly yours,

/s/ Thomas B. Shropshire, Jr.
Thomas B. Shropshire, Jr.